Exhibit (a)(5)(C)

FILED: NEW YORK COUNTY CLERK 07/13/2012	INDEX NO. 652450/2012
NYSCEF DOC. NO. 1	RECEIVED NYSCEF: 07/16/2012

SUPREME COURT OF THE STATE OF NEW YORK

COUNTY OF NEW YORK

X	SUMMONS WITH NOTICE

Michael Rubin, on behalf of Himself and All Other Similarly Situated,	Index No.
Plaintiff (s)

-against-

FX Alliance Inc., Philip Z. Weisberg, et al. [See attached rider.],
Defendant(s)	Date Index No. purchased
X	July 13, 2012

To the Person(s) Named as Defendant(s) above:

PLEASE TAKE NOTICE THAT YOU ARE HEREBY SUMMONED to appear in this action by serving a notice of appearance on the plaintiff(s) at the address set forth below, and to do so within 20 days after the service of this Summons (not counting the day of service itself), or within 30 days after service is complete if the summons is not delivered personally to you within the State of New York.

YOU ARE HEREBY NOTIFIED THAT should you fail to answer or appear, a judgment will be entered against you by default for the relief demanded below.

Dated:  7/13/12, 2012

WEISS & LURIE
1500 Broadway, 16th Floor
New York, New York 10036

(212) 682-3025
Your address and telephone number

Defendant(s) FX Alliance Inc. and other Defendants list on Rider, 909 Third Avenue, 3rd Fl. New York, NY  10022

Address(es) of party being sued

Notice         The nature of this action is:

Shareholder class action

The relief sought is                                                                                                            injunctive, monetary and other relief

Should defendant(s) fail to appear herein, judgment will be entered by default for the sum of                        with interest from the date of                            and the costs of this action.

Venue:

Plaintiff(s) designate New York County as the place of trial. The basis of this designation is:

☒ Plaintiff(s) residence in	County

☐ Defendant(s) residence in	County

☐ Other [See CPLR Article 5]

Rider

SUMMONS WITH NOTICE

FX ALLIANCE INC., PHILIP Z. WEISBERG, KATHLEEN CASEY, CAROLINE CHRISTIE, JAMES L. FOX, GERALD D. PUTNAM, JR., JOHN C. ROSENBERG, PETER TOMOZAWA, ROBERT TRUDEAU, THOMSON REUTERS CORPORATION, THOMCORP HOLDINGS INC., and CB TRANSACTION CORP.,

Defendants.

FX ALLIANCE INC., PHILIP Z. WEISBERG, KATHLEEN CASEY, CAROLINE CHRISTIE, JAMES L. FOX, GERALD D. PUTNAM, JR., JOHN C. ROSENBERG, PETER TOMOZAWA, and ROBERT TRUDEAU

c/o FX Alliance Inc.
909 Third Avenue, 3rd Floor
New York, NY 10022

THOMSON REUTERS CORPORATION, THOMCORP HOLDINGS INC., and CB TRANSACTION CORP.
c/o Thomson Reuters Corporation
3 Times Square
New York, NY 10036

SUPREME COURT OF THE STATE OF NEW YORK

COUNTY OF NEW YORK

X	SUMMONS WITH NOTICE

Michael Rubin, on behalf of Himself and All Other Similarly Situated,	Index No.
Plaintiff (s)

-against-

FX Alliance Inc., Philip Z. Weisberg, et al. [See attached rider.],
Defendant(s)	Date Index No. purchased
X	July 13, 2012

To the Person(s) Named as Defendant(s) above:

PLEASE TAKE NOTICE THAT YOU ARE HEREBY SUMMONED to appear in this action by serving a notice of appearance on the plaintiff(s) at the address set forth below, and to do so within 20 days after the service of this Summons (not counting the day of service itself), or within 30 days after service is complete if the summons is not delivered personally to you within the State of New York.

YOU ARE HEREBY NOTIFIED THAT should you fail to answer or appear, a judgment will be entered against you by default for the relief demanded below.

Dated:  7/13/12, 2012

WEISS & LURIE
1500 Broadway, 16th Floor
New York, New York 10036

(212) 682-3025
Your address and telephone number

Defendant(s) Thomson Reuters Corporation, Reuter Defs. On Rider, 3 Times Square, New York, NY  10022

Address(es) of party being sued

Notice         The nature of this action is:

Shareholder class action

The relief sought is                                                                                                            injunctive, monetary and other relief

Should defendant(s) fail to appear herein, judgment will be entered by default for the sum of                        with interest from the date of                            and the costs of this action.

Venue:

Plaintiff(s) designate New York County as the place of trial. The basis of this designation is:

☒ Plaintiff(s) residence in	County

☐ Defendant(s) residence in	County

☐ Other [See CPLR Article 5]

Rider

SUMMONS WITH NOTICE

FX ALLIANCE INC., PHILIP Z. WEISBERG, KATHLEEN CASEY, CAROLINE CHRISTIE, JAMES L. FOX, GERALD D. PUTNAM, JR., JOHN C. ROSENBERG, PETER TOMOZAWA, ROBERT TRUDEAU, THOMSON REUTERS CORPORATION, THOMCORP HOLDINGS INC., and CB TRANSACTION CORP.,

Defendants.

FX ALLIANCE INC., PHILIP Z. WEISBERG, KATHLEEN CASEY, CAROLINE CHRISTIE, JAMES L. FOX, GERALD D. PUTNAM, JR., JOHN C. ROSENBERG, PETER TOMOZAWA, and ROBERT TRUDEAU

c/o FX Alliance Inc.
909 Third Avenue, 3rd Floor
New York, NY 10022

THOMSON REUTERS CORPORATION, THOMCORP HOLDINGS INC., and CB TRANSACTION CORP.
c/o Thomson Reuters Corporation
3 Times Square
New York, NY 10036

SUPREME COURT OF THE STATE OF NEW YORK
COUNTY OF NEW YORK

MICHAEL RUBIN, on Behalf of Himself and All
Others Similarly Situated,

Plaintiff,

vs.

FX ALLIANCE INC., PHILIP Z. WEISBERG,
KATHLEEN CASEY, CAROLINE CHRISTIE,
JAMES L. FOX, GERALD D. PUTNAM, JR.,
JOHN C. ROSENBERG, PETER TOMOZAWA,
ROBERT TRUDEAU, THOMSON REUTERS
CORPORATION, THOMCORP HOLDINGS
INC., and CB TRANSACTION CORP.,

Defendants.

x : : : : : : : : : : : : : : : x	Index No. CLASS ACTION COMPLAINT TRIAL BY JURY DEMANDED

Michael Rubin (“Plaintiff”), on behalf of himself and all others similarly situated, after an examination and inquiry conducted by and through his attorneys, alleges the following:

NATURE OF THE ACTION

1.                                       Plaintiff brings this shareholder class action on behalf of himself and all of the public shareholders of FX Alliance Inc. (“FX” or the “Company”) against FX, the Company’s board of directors (collectively, the “Board”), and Thomson Reuters Corporation (“Thomson Reuters”) and certain of its subsidiaries in connection with the proposed acquisition of FX by Thomson Reuters (the “Proposed Transaction”) through an all-cash tender offer for all outstanding FX shares (the “Offer”).

2.                                       On July 9, 2012, FX and Thomson Reuters jointly announced that they had entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which Thomson Reuters will acquire FX in a transaction valued at approximately $616 million.

3.                                       Under the Merger Agreement, Thomson Reuters will pay $22.00 in cash for each share of FX common stock issued and outstanding (the “Merger Consideration”).

4.                                       FX’s largest shareholder, investment firm Technology Crossover Ventures, along with the Company’s Chairman and Chief Executive Officer (“CEO”) Philip Z. Weisberg (“Weisberg”) and Chief Financial Officer (“CFO”) John Cooley, who collectively own approximately 32.5% of FX’s outstanding shares, have each agreed to tender their shares into the offer.  Notably, Weisberg is expected to pocket approximately $35 million as a result of his holdings and unexercised options in Company stock.

5.                                       By negotiating and accepting the Proposed Transaction, the members of the Board breached their fiduciary duties to FX’s public shareholders.  The Individual Defendants did not take all steps necessary to obtain a fair and adequate price for FX’s shares and have failed to maximize shareholder value.

6.                                       The Merger Consideration offered by Thomson Reuters is grossly unfair and inadequate because, among other things, the intrinsic value of FX’s common stock is materially in excess of the amount offered, giving due consideration to, among other things, the Company’s strong financial condition and steadily increasing revenues.

7.                                       In particular, the Company went public approximately five months ago, in February 2012, when it successfully completed its initial public offering (“IPO”) at the price of $12.00 per share.  Despite being listed for such a brief time, the stock achieved a pre-deal high of $18.72 per share, an astounding 56% increase to its IPO price.

8.                                       As described below, the Proposed Transaction is patently opportunistic and does not reflect the intrinsic value of the Company as a takeover candidate as FX has continued to post robust financial results and is poised for continued growth.

9.                                       Furthermore, Defendants, identified infra, also agreed to lock up the deal with a number of coercive clauses in the Merger Agreement: (i) a “no solicitation” clause that prevents the Company from soliciting, and subject to minimal exceptions, from providing non-public information to potential alternate bidders; (ii) a provision requiring FX to pay a termination fee of $14,000,000; and (iii) information rights that require the Company to provide Thomson Reuters with the identity of any competing bidders, as well as the material terms of any competing offer.  The collective effect of these provisions is to chill any potential post-deal market check.

10.                                 The Proposed Transaction is the product of a flawed process that is designed to ensure the sale of FX to Thomson Reuters on terms preferential to Thomson Reuters and the Individual Defendants, but detrimental to Plaintiff and the other public shareholders of FX.  As such, Plaintiff respectfully seeks the Court’s assistance in enjoining the Proposed Transaction.

THE PARTIES

11.                                 Plaintiff is, and has been at all relevant times hereto, a holder of FX common stock.

12.                                 Defendant FX Alliance Inc. (“FX” or the “Company”) is a Delaware corporation with its executive offices located at 909 Third Avenue, Third Floor, New York, New York 10022.  FX is an independent global provider of electronic foreign exchange trading solutions. The Company touts itself as being the global leader of its industry with over 1,000 institutional clients worldwide, serving the needs of active traders, asset managers, corporate treasurers, banks, broker-dealers and prime brokers.  The Company’s stock trades on the New York Stock Exchange under the ticker symbol “FX.”

13.                                 Defendant Weisberg has served as Chairman and CEO of FX since its inception in 2000.  Holding approximately 1.04 million FX shares and 1.14 million unexercised options, he is expected to net $35 million upon the consummation of the Proposed Transaction.

14.                                 Defendant Kathleen Casey (“Casey”) has served as an FX director since March 2012.  She is Chair of the Corporate Governance and Nominating Committee, and a member of the Audit Committee.

15.                                 Defendant Caroline Christie (“Christie”) has served as an FX director since March 2012 and is a member of the Audit Committee.

16.                                 Defendant James L. Fox (“Fox”) has served as an FX director since March 2012 and is Chair of the Audit Committee.

17.                                 Defendant Gerald D. Putnam, Jr. (“Putnam”) has served as an independent FX director since July 2008 and is a member of both the Compensation Committee and the Corporate Governance and Nominating Committee.

18.                                 Defendant John C. Rosenberg (“Rosenberg”) has served as an FX director since October 2009 and is a member of the Board’s Audit Committee.  Rosenberg is a general partner with Technology Crossover Ventures, the Company’s largest shareholder.

19.                                 Defendant Peter Tomozawa (“Tomozawa”) has served as an FX director since March 2012 and is a member of both the Compensation Committee and the Corporate Governance and Nominating Committee.

20.                                 Defendant Robert Trudeau (“Trudeau”) has served as an FX director since August 2006 and chairs the Board’s Compensation Committee.  Trudeau is also a general partner with Technology Crossover Ventures, the Company’s largest shareholder.

21.                                 Defendant Thomson Reuters Corporation (“Thomson Reuters”) maintains its principal place of business at 3 Times Square, New York, New York 10036.  Thomson Reuters is an international news agency and information delivery business.  Thomson Reuters trades on both the New York Stock Exchange and the Toronto Stock Exchange under the ticker symbol “TRI.”

22.                                 Defendant Thomcorp Holdings Inc. (“Thomcorp”) is a Delaware corporation and a subsidiary of Thomson Reuters and is the actual party to the Merger Agreement with FX dated July 8, 2012.

23.                                 Defendant CB Transaction Corp. (“CB” or “Merger Sub”) is a Delaware corporation and a wholly-owned subsidiary of Thomcorp formed for the sole purpose of effectuating the Proposed Transaction.  All references herein to Defendant Thomson Reuters include Defendants Thomcorp and Merger Sub.

24.                                 The Defendants listed in paragraphs 13 through 20 are collectively referred to herein as the “Board” or “Individual Defendants.”

25.                                 Each Individual Defendant owed and owes FX and its public shareholders fiduciary obligations and were and are required to: use their ability to control and manage FX in a fair, just, and equitable manner; act in furtherance of the best interests of FX and its public shareholders, including, but not limited to, obtaining a fair and adequate price for FX’s shares; refrain from abusing their positions of control; disseminate complete and accurate information material to a shareholder’s decision whether to approve the Proposed Transaction; and not to favor their own interests at the expense of public shareholders.

CLASS ACTION ALLEGATIONS

26.                                 Plaintiff brings this action on behalf of himself and as a class action, pursuant to C.P.L.R. 901, on behalf of all public shareholders of FX, and their successors in interest, who are or will be threatened with injury arising from Defendants’ actions as more fully described herein (the “Class”).  Excluded from the Class are Defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the Defendants.

27.                                 This action is properly maintainable as class action.

28.                                 The Class is so numerous that joinder of all members is impracticable.  According to the Company’s filings with the Securities and Exchange Commission (“SEC”), as of June 15, 2012, there were 28,423,941 shares of FX common stock validly issued and outstanding, held by hundreds, if not thousands, of record and beneficial shareholders.

29.                                 There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member.  The common questions include, inter alia, the following:

a.               Whether Defendants have engaged in and are continuing to engage in conduct which unfairly benefits Defendants at the expense of the members of the Class;

b.              Whether the Individual Defendants, as officers and/or directors of the Company, are violating their fiduciary duties to Plaintiff and the other members of the Class;

c.               Whether Plaintiff and the other members of the Class would be irreparably damaged were Defendants not enjoined from the conduct described herein;

d.              Whether the Individual Defendants have breached and continue to breach their fiduciary duties of loyalty, care, good faith, and candor to FX’s shareholders; and

e.               Whether FX and Thomson Reuters have aided and abetted the Individual Defendants’ breaches of fiduciary duties.

30.                                 The claims of Plaintiff are typical of the claims of the other members of the Class in that all members of the Class will be damaged alike from Defendants’ actions.

31.                                 Plaintiff is committed to the prosecution of this action and has retained competent counsel experienced in litigation of this nature.  Accordingly, Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

SUBSTANTIVE ALLEGATIONS

The Proposed Transaction

32.                                 On July 9, 2012, FX announced that it had entered into the Merger Agreement with Thomson Reuters whereby the latter will acquire 100% of the Company’s outstanding stock for $22.00 per share in cash.  The Proposed Transaction is expected to close in the third quarter of 2012.

33.                                 Under the terms of the Merger Agreement, Thomson Reuters will launch a tender offer for the Proposed Transaction, subject to regulatory approval.  The Merger Agreement states that the parties have agreed to commence the tender offer no later than July 18, 2012, a scant ten days after the proposed acquisition was announced.  The Board recommends that all FX shareholders tender their shares in favor of the Proposed Transaction.  Shares not tendered will be converted into the right to receive cash equal to the Merger Consideration.

34.                                 Moreover, the Company’s largest shareholder, Technology Crossover Ventures, along with Defendant Weisberg and FX’s chief financial officer, John W. Cooley, who collectively own approximately 32.5% of the Company, have agreed to tender their shares into the tender offer.

35.                                 Under the terms of the Merger Agreement, upon consummation of the Proposed Transaction, Merger Sub will merge with and into FX, whereupon the corporate existence of Merger Sub will terminate and the Company will continue as the surviving company in the Merger.

36.                                 The Company press release announcing the Merger Agreement stated, in pertinent part:

This transaction brings together two leading companies in their respective segments of the dynamic foreign exchange marketplace, one of the largest and most liquid asset classes. [FX] and Thomson Reuters have complementary customer bases and long standing relationships with bank liquidity providers.

Thomson Reuters is a key provider of access to market liquidity and workflow solutions to the inter-bank electronic FX markets.  Participants in the FX market use Thomson Reuters to access content and pre-trade analytics, connect to their counterparties, find liquidity and trade in regulatory compliant and secure environments.

* * *

“[FX] will now have a bigger stage from which to drive greater innovation and growth, with access to Thomson Reuters global reach, standing in the FX community and focus on client solutions,”  said Phil Weisberg, chairman and chief executive officer, [FX].  “The combined platform allows us to deliver greater value to our clients and employees, building upon the foundation that we have established over the past twelve years. In addition, we believe this is a compelling transaction for our shareholders.”

37.                                 FX has said that its own platform aimed at servicing companies and investors will merge with Thomson Reuters’ traditional platform focused on bank-to-bank currency-trading systems, though the Company has declined to give its shareholders additional details until after the completion of the Proposed Transaction.

38.                                 According to a Thomson Reuters representative:  “The details of the combined organization will be reviewed as part of the integration planning activities and any announcements will be made after the close of the transaction.”

The Proposed Transaction Undervalues the Company

39.                                 The Merger Consideration offered to FX shareholders in the Merger Agreement does not represent the true value of the Company and is unfair and inadequate, particularly at a time when FX’s business is steadily strengthening and growing.

40.                                 FX is the leading independent global provider of electronic foreign exchange trading solutions, with over 1,000 institutional clients worldwide.  With its proprietary technology platform, the Company provides institutional clients with 24-hour direct access, five days per week, to the foreign exchange market and delivers efficient and reliable foreign price discovery, trade execution, and automation of pre-trade and post-trade transaction workflow for more than 400 currency pairs with access to liquidity from the world’s leading banks and other liquidity providers.

41.                                 In 2011, the Company was named, among other things, “Best Online Foreign Exchange Trading System” in Global Finance Best Foreign Exchange Providers, “Best Professional Electronic Trading Venue” in FX Week Best Banks Awards, “Best Foreign Exchange Trading Platform” in Financial News Awards Europe 2011, and “Best Trading Platform for Asset Managers” in 2011 in Profit & Loss Digital Market Awards.  Thus far in 2012, the Company has been named, among other things, “Best Platform for Asset Managers” at the Profit & Loss Readers’ Choice Digital Markets Awards, “Best Independent Multibank Platform” for the eleventh consecutive year in Euromoney FX Poll.

42.                                 FX became a publicly traded company recently, on February 9, 2012, when it completed its IPO of 5,980,000 shares of common stock, at the offered price of $12.00 per share. All of the shares were sold in the IPO.  However, unlike most IPOs, the Company did not receive any proceeds from the sale of shares by the selling shareholders.

43.                                 Since its IPO, the Company has continued to expand its business, with great promise.  For example, FX just announced on July 2, 2012 that it launched a multibank options trading platform by which the Company’s clients can, in a single platform, trade spot, forwards, swaps, non-deliverable forwards, precious metals and money markets, as well as price and trade options.

44.                                 By selling the Company at this inopportune time for the inadequate price of $22 per share, Defendants are wresting away the opportunity for public shareholders to enjoy the benefits of their investment.

45.                                 In fact, within the brief five months as a publicly traded company, FX’s stock reached a pre-deal high of $18.72 per share, 56% more than its IPO price.

46.                                 Shares in the Company have been in record demand despite the volatility of the markets.  On July 6, 2012, the last pre-announcement trading date, the Company reported that its total daily average trading volume of FX shares for June 2012 was a record $98.6 billion, a 10% increase from both the previous month and from June 2011.

47.                                 The inadequacy of the Merger Consideration is obvious when the Proposed Transaction is viewed in light of other comparable transactions.  For example, the Merger Consideration of $22 per share to EBITDA multiple falls $6.56, or approximately 37%, below the median of comparable transactions.  Similarly, the Merger Consideration to EBIT multiple is $2.60, or approximately 16%, below comparable transactions’ median.

48.                                 The gross inadequacy and unfairness of the Merger Consideration is further demonstrated by FX’s strong financial condition and business prospects.

49.                                 As recently as May 3, 2012, in announcing FX’s financial results for the first quarter of 2012, Defendant Weisberg touted the Company’s value: “Our first quarter results reflect the continued strength of our platform and the investments we are making to maintain our leadership in the electronic institutional foreign exchange market.”

50.                                 Weisberg elaborated further: “The increase in our volumes during the quarter amidst a volatile market environment highlights the depth of our relationships globally and the quality of our product.  I would also like to recognize the entire team at [FX] following the successful completion of our recent IPO.”

51.                                 Recently reported developments are perhaps most indicative of the Company’s promising future for long-term growth.  Among the highlights of the reported financials, the Company announced that total revenues for the first quarter of 2012 had increased 10%, to $30 million, compared to the same period for the previous year.  The report attributed the increased revenues to stronger transaction fees, as well as to user, settlement and license fees.

52.                                 FX further reported increases in earnings per share and total average daily trading volume.  The Company, which for purposes of gauging trading volume counts only one side per trade, saw its average daily trading volume swell to $86.8 billion, up 13% from the first quarter of 2011.

53.                                 These announcements foreshadow FX’s bright future.  In its Form 10-Q filed with the SEC on May 8, 2012, the Company stated, in pertinent part:

Key Operating Metrics

We believe that there are two key variables that impact the revenues earned by us:

•                  the volumes that are transacted on our platform; and

•                  the amount of transaction fees that we collect for trades executed through the platform (which are a result of our pricing tiers and the mix of contracts that we transact).

54.                                 Thus, given the ballooning trading volume and the resulting increase in transaction fees, the Company is, by its own metrics, currently strong and poised for immediate and substantial future growth.  However, FX shareholders are being deprived, through the wholly inadequate Merger Consideration, of the true value of their investments in the Company.

55.                                 Thomson Reuters is poised to reap immediate and substantial benefits from the FX acquisition.  The acquisition is expected to expand Thomson Reuters’ share of the electronic foreign exchange market and add to the company’s revenue at a time when Thomson Reuters’ core business is declining.  Thomson Reuters is a leading provider of information and trading services in the sell-side interbank foreign exchange market.  FX focuses on the buy-side market, such as asset managers, corporations, and hedge funds.  On July 11, 2012, Thomson Reuters reported that its average daily foreign exchange trading volume fell more than 9% in June 2012 compared to June 2011.  The decline was attributed to investor concern about the Euro Zone debt crisis and a corresponding lag in interbank trading.  Securities analysts have commented on the substantial benefits of the proposed acquisition to Thomson Reuters.  For example, on July 9, 2012, Reuters reported that Howard Tai, a senior analyst with the Aite Group commented that “[e]ach entity is missing a segment of liquidity, so combining the two is essential to stay competitive in the very fragmented FX market,” and noted that “Thomson Reuters’ FX matching is mostly an interbroker electronic platform, whereas [FX] is predominantly an electronic platform for corporates and the buy-side community.”  The same Reuters article also stated that UBS analyst Philip Huang estimated that the acquisition could add $145 million in revenue, or more than 23% of the acquisition price, and complement Thomson Reuters’ existing $1.7 billion foreign exchange business.

The Proposed Transaction and the Merger Agreement are Inadequate and Unfair

56.                                 The Proposed Transaction is inadequate, unreasonable, unfair and not in the best interest of the Company’s shareholders.  While the press release announcing the Proposed Transaction suggests that the Merger Consideration and premium provided is generous,

Thomson Reuters’ offer of $22.00 per share does not adequately reflect FX’s true value as a takeover candidate, for the reasons discussed above.  The inadequate consideration agreed to in the Merger Agreement calls into question the effectiveness of the Individual Defendants and their ability to secure a transaction that adequately captures the true value of the Company for its shareholder.

57.                                 Moreover, to the detriment of the Company’s shareholders, the terms of the Merger Agreement substantially favor Thomson Reuters and are calculated to unreasonably dissuade potential suitors from making competing offers.

58.                                 Among other things, the Merger Agreement does this by failing to include a reasonable “go shop” period.  In fact, Section 5.2(a) of the Merger Agreement requires the Company and its agents to “immediately cease any and all existing discussion or negotiations” with any other potential acquiror.  Section 5.2 also expressly prohibits the Company and its representatives from directly or indirectly (i) soliciting, initiating, knowingly facilitating or knowingly inducing the making, submission or announcement of, or knowingly encourage or assist any alternative sales proposal; (ii) furnish any potential bidder with any non-public information relating to the Company or any of its subsidiaries that could lead to an alternative sales proposal; (iii) engaging in, continuing or otherwise participating in any discussions or negotiations with regarding any alternative sales proposal with a potential bidder; (iv) approve, endorse or recommend an alternative sales proposal; or (v) enter into any contract contemplating or otherwise relating to an alternative sales proposal.

59.                                 Before the Company may furnish confidential information or enter into substantive discussions with an unsolicited bidder, Section 5.2(c) requires the following to occur: (i) the Company Board must determine in good faith (after consultation with its financial advisor and outside legal counsel) that the unsolicited bidder’s offer is either superior to the Proposed Transaction (a “Superior Offer”) or could reasonably be expected to result in a Superior Offer and that failure to take action would be reasonably be expected to be inconsistent with the Company Board’s fiduciary duties; (ii) the unsolicited bidder must provide the Company with an executed confidentiality agreement; (iii) the Company must notify Thomson Reuters within 48 hours following receipt of an unsolicited bid written notice of the identity of the bidder and, if applicable, provide Thomson Reuters with any acquisition proposal and draft agreement; and (iv) promptly after furnishing non-public information to an unsolicited bidder, the Company must provide Thomson Reuters any information that the Company had not already provided. Section 5.2(d) provides that if the Company becomes aware of the receipt of any alternative proposal, or the receipt of any request for information or inquiry that may lead to an alternative proposal, the Company must notify Thomson Reuters within 48 hours of such a proposal or request, and thereafter keep Thomson Reuters informed of any material change in the status or terms such a proposal or inquiry within 24 hours after receipt or delivery thereof.

60.                                 Further, a competing bidder will need to negotiate with a management team participating in the Proposed Transaction, the members of which already are heavily biased in favor of consummating the Proposed Transaction.  If tenacious enough to navigate this obstacle course, that bidder will be further discouraged by the onerous termination fee that the Company (and by extension, the “successful” competing bidder) will be forced to pay the hefty termination fee of $14,500,000, as provided by Section 8.3 of the Merger Agreement.  The termination fee is approximately 2.3% of the total value of the Proposed Transaction.

61.                                 Pursuant to the Merger Agreement, almost a third of the Company’s shares have already been pledged in favor of the Proposed Transaction.  FX’s largest shareholder,

Technology Crossover Ventures (of which Individual Defendants Rosenberg and Trudeau serve as general partners), along with Individual Defendant Weisberg and FX’s chief financial officer, collectively own approximately 32.5% of the Company, have all agreed to tender their shares into the tender offer.  A condition of the Merger Agreement is that the number of shares validly tendered, plus any shares owned by Thomcorp Holding and Merger Sub, equal at least a majority of the Company’s outstanding common stock. The 32.5% stake in the Company held by Weisberg and Cooley, which they have agreed to tender, will virtually ensure that the tender offer will be successful.

62.                                 The Company also has granted Merger Sub an option to purchase a number of newly issued shares of the Company’s stock at a price equal to the offer price, equal to at least the number of shares that, when added to the number of shares of common stock owned by Thomcorp and Merger Sub at the time of exercise, shall constitute one share more than 90% of the common shares outstanding after exercise of the option (the “Top Up Option”).  Upon acquisition of 90% of the Company’s outstanding shares via the Top Up Option, the acquisition may be expedited by a simple short-form merger.  Moreover, the parties agreed to commence the tender offer by July 18, 2012, just ten days after the Proposed Transaction was announced.  The timing of the Proposed Transaction indicates a rush to complete the transaction and deny shareholders the opportunity to conduct any meaningful challenge to its terms and conditions.

63.                                 The Proposed Transaction lacks fundamental hallmarks of fairness.  As discussed above, both FX and Thomson Reuters have delayed informing shareholders as to the planned structure of the merged platforms until after consummation of the Proposed Transaction, despite the obvious importance of such information to FX’s shareholders’ process in deciding whether to tender their shares.  These acts, combined with other defensive measures the Company has in place, effectively preclude any other bidders who might be interested in paying more than Thomson Reuters for the Company, and have the effect of limiting the ability of the Company’s shareholders to obtain the best price for their shares.

64.                                 The buy-out of FX shareholders by Thomson Reuters on the terms offered will deny class members their right to share proportionately and equitably in the true value of FX’s valuable and profitable business, and further growth in profits and earnings, at a time when the Company’s is reporting robust financial results and is poised for substantial future growth.

The Proposed Transaction Provides Special Benefits To Insiders

65.                                 Each of the Individual Defendants and the Company’s executive officers are conflicted and in breach of their fiduciary duties because they will receive benefits from the Proposed Transaction not available to Plaintiff and the other public shareholders of FX.  For example:

a.               Section 3.3(a) of the Merger Agreement provides that each Company stock option outstanding and not exercised at the time that the Proposed Transaction is consummated, whether or not vested, will be canceled in exchange to receive cash equal to the product of (i) the excess (if any) of the Merger Consideration over the exercise price of the option, and (ii) the total number of shares underlying the option, less applicable taxes.

b.              Section 3.3(b) of the Merger Agreement provide for “accelerated vesting,” i.e., all stock options and restricted stock units (“RSU”) will become fully vested upon consummation of the Proposed Transaction, thereby allowing the Individual Defendants and certain Company insiders to receive compensation in the form of Merger Consideration for restricted securities that would otherwise be unmarketable.

c.               Section 6.3(a) of the Merger Agreement requires the surviving company to pay any continuing employee any applicable change in control bonus or retention bonus.

d.              Section 6.4 of the Merger Agreement requires the surviving company to indemnify the Company’s directors and employees for a period of six years after the close of the Proposed Transaction for all liabilities and claims related to their service or employment with FX or its subsidiaries occurring prior to the consummation of the Proposed Transaction. This covenant further provides that the Company may obtain and pay for a “tail” policy with respect to the Company’s directors’ and officers’ liability insurance policies (“D&O Insurance”) with benefits and levels of coverage at least as favorable as the Company’s policies existing at the date of the Merger Agreement, and if the Company fails to do so, the surviving company must continue to maintain the D&O Insurance in place as of the date of the Merger Agreement for a period of at least six years from the consummation of the Proposed Transaction or purchase comparable coverage for the same period of time.

66.                                 Accordingly, the Proposed Transaction is wrongful, unfair and harmful to the Company’s public stockholders, and represents an attempt to deny Plaintiff and the other members of the Class their right to obtain their fair proportionate share of the Company’s valuable assets, future growth in profits, earnings and dividends.

67.                                 As a result of Defendants’ unlawful actions, Plaintiff and the other members of the Class will be damaged in that they will not receive their fair portion of the value of the

Company’s assets and business and will be prevented from obtaining the intrinsic value of their equity ownership of the Company.

68.                                 Unless the Proposed Transaction is enjoined by the Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiff and the other members of the Class, aided and abetted by Thomson Reuters, to the irreparable harm of Plaintiff and the Class.

69.                                 Plaintiff and the other members of the Class are immediately threatened by the wrongs complained of herein, and lack an adequate remedy at law.

FIRST CAUSE OF ACTION

Claim for Breaches of Fiduciary Duties Against All Defendants

70.                                 Plaintiff repeats and re-alleges each allegation set forth herein.

71.                                 The Individual Defendants have violated their fiduciary duties of care, loyalty, good faith, and fair dealing owed to the public shareholders of FX by agreeing to the Proposed Transaction and the Merger Agreement, to the detriment of Plaintiff and the Company’s public shareholders.  By the acts, transactions and courses of conduct alleged herein, the Individual Defendants, individually and acting as a part of a common plan, are attempting to unfairly deprive Plaintiff and other members of the Class of the value of their investment in FX.

72.                                 As demonstrated by the allegations above, the Individual Defendants have failed to exercise the necessary care required, and breached their duties of loyalty, good faith and fair dealing because, among other reasons:

a.               they have failed to properly value the Company;

b.              they have failed to take steps to maximize the value of FX to its public shareholders;

c.               they have employed efforts to unfairly coerce FX’s public shareholders to approve the deal; and

d.              they have favored their own interests over those of FX’s public shareholders.

73.                                 Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiff and the other members of the Class, and may consummate the Proposed Transaction, which will deprive Plaintiff and the Class of their fair proportionate share of FX’s valuable business, to the irreparable harm of the Class.

74.                                 Plaintiff and the Class have no adequate remedy at law.  Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury which the Individual Defendants’ actions threaten to inflict.

SECOND CAUSE OF ACTION

Against FX and Thomson Reuters for Aiding and Abetting Breaches of Fiduciary Duties

75.                                 Plaintiff repeats and re-alleges each allegation set forth herein.

76.                                 Defendants FX and Thomson Reuters by reason of their status as parties to the Merger Agreement, and their possession of non-public information, have aided and abetted the Individual Defendants in the aforesaid breach of their fiduciary duties.

77.                                 Such breaches of fiduciary duties could not and would not have occurred but for the conduct of Defendants FX and Thomson Reuters who have aided and abetted such breaches in the possible sale of FX to Thomson Reuters.

78.                                 As a result of the unlawful actions of Defendants FX and Thomson Reuters, Plaintiff and other members of the Class will be irreparably harmed in that they will not receive material information concerning the Proposed Transaction that is necessary to determine whether to approve the Proposed Transaction and they will be deprived of the fair value of their investment in FX.  Unless the actions of Defendants FX and Thomson Reuters are enjoined by the Court, they will continue to aid and abet the Individual Defendants’ breaches of their fiduciary duties owed to Plaintiff and members of the Class.

79.                                 Plaintiff and the Class have no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands judgment and preliminary and permanent relief, including injunctive relief, in his favor and in favor of the Class and against Defendants as follows:

A.                                   Declaring that this action is properly maintainable as a class action, and certifying Plaintiff as class representative;

B.                                     Enjoining Defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Proposed Transaction, unless and until the Company makes full and adequate disclosure to shareholders and adopts and implements a procedure or process to obtain the highest possible price for shareholders and, if the transaction is consummated, rescinding the transaction;

C.                                     Directing the Individual Defendants to exercise their fiduciary duties to obtain a transaction that is in the best interests of FX’s shareholders and to refrain from entering into any transaction until the process for the sale or auction of the Company is completed and the highest possible price is obtained;

D.                                    Imposing a constructive trust, in favor of the Class, upon any benefits improperly received by Defendants as a result of their wrongful conduct;

E.                                      Awarding Plaintiff and the Class compensatory damages and/or rescissory damages;

F.                                      Awarding Plaintiff the costs and disbursements of this action, including a reasonable allowance for Plaintiff’s attorneys’ fees, expenses and experts’ fees; and

G.                                     Granting such other and further relief as this Court may deem to be just and proper.

JURY DEMAND

Plaintiff demands a trial by jury.

Dated: July 13, 2012

WEISS & LURIE

/s/ Joseph H. Weiss
Joseph H. Weiss
Richard A. Acocelli
1500 Broadway
16th Floor
New York, New York 10036
Tel.: (212) 682-3025
Fax: (212) 682-3010

Attorneys for Plaintiff Michael Rubin